N-SAR ITEM 77.D.  POLICIES WITH RESPECT TO SECURITY INVESTMENT
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      At a meeting held on February 13, 2002, the Board of Trustees of Dreyfus
Premier Fixed Income Funds, on behalf of Dreyfus Premier Core Bond Fund, adopted a non-fundamental policy providing that the Fund invest at least 80% of its assets in bonds. Also, at that meeting, the Board of Trustees of Dreyfus Premier Fixed Income Funds, on behalf of Dreyfus Premier High Yield Securities Fund, adopted a non-fundamental policy providing that the Fund invest at least 80% of its assets in high yield ("junk") bonds.